6-K 1 form6k204.htm

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended August 23, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release July 9, 2004 – English
2.	Press Release August 11, 2004 - English
3.	Audited Financial Statements, March 31, 2004 - English

N E W S   R E L E A S E

July 9, 2004

  SYMBOL:  VVV

Vannessa Commences International Arbitration Process

Calgary, July 9, 2004 - Vannessa Ventures Ltd. (TSX-Ven: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781) has today submitted a Request to commence a process of International Arbitration with the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C.  This action is to seek remedies from the Government of the Bolivarian Republic of Venezuela for the expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by MINCA, a 95 percent owned subsidiary of Vannessa de Venezuela.

Vannessa, in its Request, alleges that the Government of Venezuela, including their agency Corporacion Venezolana de Guayana (CVG) which owns 5 percent of MINCA, breached the Bilateral Investment Treaty in place between Venezuela and Canada.  Vannessa also alleges that the Government of Venezuela has expropriated the investments of Vannessa, Vannessa de Venezuela and MINCA without due process of law, in a discriminatory manner and without prompt adequate and effective compensation, contrary to Article VII of the Bilateral Investment Treaty, and that the Government of Venezuela failed to accord fair and equitable treatment and full security to Vannessa de Venezuela and MINCA, contrary to Article II(2) of the Treaty.

Vannessa is requesting remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the Las Cristinas project and the return of all property of MINCA confiscated by the CVG and the Government of Venezuela and monetary damages of US $50 million plus interest  or in lieu of restitution, monetary damages in  the amount of US $1,045 million plus interest which includes out of pocket expenses of approximately US $180 million and lost profits of approximately US $865 million.  Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA and Vannessa de Venezuela according to pre-existing contractual rights. Although Vannessa is confident in the validity of its claims, there can be no assurance that it will be successful in all, or part, of its claims.  In order to comply with the requirements of the Arbitration process, Vannessa will suspend litigation in Venezuela while pursuing its goal to keep its rights to develop the Las Cristinas property through the International Arbitration process.

John Morgan,

President

Vannessa Ventures Ltd.

N E W S   R E L E A S E

August 11, 2004                                                                                      SYMBOL:  VVV

Extension of Expiry Date of 3,700,000 Warrants by One Year

Vannessa Ventures Ltd. (the “Company”) will seek approval from the TSX Venture Exchange to extend the expiry date of 1,700,000 share purchase warrants (the “First Warrants”) issued on August 26, 2002 and to extend the expiry date of 2,000,000 share purchase warrants (the "Second Warrants") issued on August 28, 2002.  All Warrants currently entitle the holders to acquire one additional common share of the Company, the First Warrants at a price of $1.06 per share up until August 26, 2004 and the Second Warrants at a price of $0.89 per share up until August 28, 2004.  The Company proposes to extend the expiry date of the outstanding First Warrants to August 26, 2005 and the Second Warrants to August 28, 2005.  No other terms of the First Warrants or Second Warrants will be amended.

The proposed extension of the expiry date of these Warrants is subject to approval of the TSX Venture Exchange.

By order of the Board,

_______________________________
Manfred Peschke, Chairman

#

VANNESSA VENTURES LTD.

Consolidated Financial Statements

Years Ended March 31, 2004 and 2003

(In Canadian Dollars)

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone: (604) 891-8200
Fax: (604) 643-5422

AUDITORS' REPORT

To the Shareholders of
Vannessa Ventures Ltd

We have audited the consolidated balance sheet of **Vannessa Ventures Ltd** as at March 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at March 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 9, 2003.

Ernst & Young LLP

Vancouver, Canada,
August 10, 2004.

Chartered Accountants

VANNESSA VENTURES LTD.

Consolidated Balance Sheets

March 31, 2004 and 2003

(In Canadian Dollars)

	2004	2003

A S S E T S

Current
Cash	$ 232,479	$ 571,637
Short term investments	4,344,575	-
Amounts receivable	70,808	47,309
Prepaid expenses	43,908	58,126

	4,691,770	677,072

Capital Assets (Note 3)	580,536	607,013

Mineral Interests (Note 4)	5,821,061	6,693,211

	$ 11,093,367	$ 7,977,296

L I A B I L I T I E S

Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$ 992,926	$ 1,127,181

S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 5)	41,053,245	32,749,745
Contributed Surplus (Note 7)	1,394,060	866,192
Deficit	(32,346,864)	(26,765,822)

	10,100,441	6,850,115

	$ 11,093,367	$ 7,977,296

Commitments (Note 12)

Contingency (Note 14)

Subsequent Events (Note 9(d)(ii))

On behalf of the Board:

“John Morgan”

.................................................................  Director

“George Chapel”

.................................................................  Director

VANNESSA VENTURES LTD. Consolidated Statements of Operations and Deficit Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

	2004	2003

Expenses
Amortization	$ 24,570	$ 63,189
Automotive	9,776	8,014
Bank charges and interest	9,568	12,856
Consulting	415,935	254,931
Insurance	23,318	41,290
Investor relations	61,336	606,220
Management fees	113,640	113,220
Office and miscellaneous	44,447	46,520
Office wages and services	225,522	126,355
Professional fees	212,495	154,721
Rent	100,208	106,238
Telephone	40,404	49,913
Transfer agent and listing fees	38,483	49,977
Travel and accommodation	92,653	188,326
	(1,412,355)	(1,821,770)
Other Items
Impairment of mineral interests (Note 4)	(4,160,561)	(6,824,981)
Stock-based compensation	(454,671)	(700,004)
Gain (loss) on disposal of capital assets (Note 4(d)(iv))	392,515	(77,214)
Interest income	54,030	88,665
	(4,168,687)	(7,513,534)
Net loss for year	(5,581,042)	(9,335,304)
Deficit, beginning of period	(26,765,822)	(17,430,518)

Deficit, end of period	$ (32,346,864)	$ (26,765,822)

Net loss per share – basic and diluted	$ (0.09)	$ (0.18)
Weighted average number of common shares outstanding – basic and diluted	60,431,353	51,249,109

VANNESSA VENTURES LTD. Consolidated Statements of Cash Flows Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

	2004	2003

Operating activities
Net loss for the year	$ (5,581,042)	$ (9,335,304)
Items not involving cash:
Amortization	24,570	63,189
(Gain) loss on disposal of capital assets	(392,515)	77,214
Stock based compensation	454,671	700,004
Impairment of mineral interests	4,160,561	6,824,981

	(1,333,755)	(1,669,916)

Changes in non-cash working capital items
Amounts receivable	(23,499)	57,294
Prepaid expenses	14,218	133,209
Accounts payable	(134,255)	(20,237)

Cash used in operating activities	(1,477,291)	(1,499,650)

Investing activities
Purchase of short term investments	(4,344,575)	-
Purchase of capital assets	(77,988)	(11,758)
Proceeds on disposal of capital assets	392,515	48,000
Mineral interests (Note 8)	(3,115,319)	(4,265,833)

Cash used in investing activities	(7,145,367)	(4,229,591)

Financing activities
Shares issued for cash (Note 8)	8,283,500	5,205,000
Bank loan	-	(326,667)

Cash provided by financing activities	8,283,500	4,878,333

Decrease in cash	(339,158)	(850,908)
Cash, beginning of period	571,637	1,422,545

Cash, end of period	$ 232,479	$ 571,637

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

1.

OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, and is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment

  30%

Declining balance

Computer software

100%

Straight line

Exploration and processing equipment

  20%

Declining balance

Office furniture and equipment

  20%

Declining balance

Vehicles

  30%

Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above (Note 3).

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 3).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral Interests

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 4.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 4), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests (Continued)

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)

Risk Management

Currency Risk

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  However, the Company does not maintain significant cash or other monetary assets or liabilities in currencies of the foreign countries in which it operates.

Liquidity

The majority of the Company’s non-monetary assets are related to mineral interests and dedicated capital assets held in developing countries (Note 10).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labour.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions.

Environmental risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Risk Management (Continued)

Interest rate risk

The Company has historically invested surplus cash resources in interest bearing short term money market investments and is subject to interest rate risk on renewal of such investments.

Other risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

(i)

Future Income Taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants.  The Company records all awards made using a fair value method.  All awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.

The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Allowance for doubtful accounts

In a prior year, the Company established an allowance for doubtful accounts of $83,888 (2003 – $83,888) related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis and is still in place.

(l)

Financial instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(a)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.

CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Assets in use:
Computer equipment	$ 78,042	$ 39,568	$ 38,474	$ 19,263
Computer software	32,141	32,141	-	-
Office furniture and equipment	217,542	134,447	83,095	75,308
Exploration and processing equipment	854,116	653,013	201,103	235,312
Vehicles	301,770	226,248	75,522	94,788
	1,483,611	1,085,417	398,194	424,671

Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 1,665,953	$ 1,085,417	$ 580,536	$ 607,013

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

4.

MINERAL INTERESTS

A summary of changes in carrying values of the Company’s mineral interests by areas of interest is as follows:

	2004	Current expenditures	2003

BRAZIL
Parima
Acquisition costs	$ 1	$ -	$ 1
Exploration costs	56,974	10,491	46,483
Impairment charges	(56,974)	(10,491)	(46,483)
Total – Brazil	1	-	1

Continued

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

	2004	Current expenditures	2003
COSTA RICA
Crucitas Gold Project
Acquisition costs	2,399,572	299,700	2,099,872
Exploration costs	3,461,672	702,849	2,758,823
Impairment charges	(1,629,869)	(702,849)	(927,020)
Total – Costa Rica	4,231,375	299,700	3,931,675

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	3,287,522	1,031,221	2,256,301
Impairment charges	(2,242,074)	(1,031,221)	(1,210,853)
Dedicated capital assets (Note 4 (c) (i))	2,350,187	(433,057)	2,783,244
Diamond inventory from bulk sampling	9,120	-	9,120
	3,404,755	(433,057)	3,837,812
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	405,451	(433,057)	838,508

Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,237,443	364,878	2,872,565
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,232,991)	(1,201,819)	(2,031,172)
	100,000	(836,941)	936,941

Marudi Mountain Gold Project
Acquisition costs	144,000	20,000	124,000
Exploration costs	839,317	213,667	625,650
Refund to (contributed by) joint venturer	-	114,480	(114,480)
	983,317	348,147	635,170

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	448,246	2,964	445,282
Impairment charges	(576,042)	(2,964)	(573,078)
	90,761	-	90,761
Total – Guyana	1,579,529	(921,851)	2,501,380

VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251	-	902,251
Exploration costs	2,211,512	305,785	1,905,727
Impairment charges	(3,113,762)	(555,784)	(2,557,978)
	1	(249,999)	250,000

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	3,917,475	655,433	3,262,042
Impairment charges	(4,029,955)	(655,433)	(3,374,522)
	10,155	-	10,155
Total - Venezuela	10,156	(249,999)	260,155
TOTAL – MINERAL INTERESTS	$ 5,821,061	(872,150)	$ 6,693,211

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(a)

Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at the year end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

(i)

Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

A cash payment of $25,000	$ 25,000
Issuance of 250,000 common shares of the Company at a price of $1.15 per share	287,500
Payment of certain trade payables of the vendor not exceeding $500,000 U.S.	619,976
Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. (Paid to date $800,000 U.S.)	1,218,000
Interest paid to date	133,470
Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share	92,000
Legal and other fees relating to the acquisition	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
$ 2,399,572

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (Continued)

(i)

Crucitas Gold Project (Continued)

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.

At the year end, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  During the year the Ministry of Environment overruled and reinstated the application process.

The receipt of the Environmental Permit is not assured.  Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

After reviewing the Company’s interest in the project, management is continuing to record an impairment charge for current expenditures incurred during the year.

(c)

Guyana

(i)

Potaro District

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2004			2003
	Cost	Amortization	Net	Net
Exploration, machinery and equipment	$ 1,827,840	$ 434,306	$ 1,393,534	$1,650,533
Processing plant	1,061,194	159,179	902,015	1,061,194
Vehicles	121,546	66,908	54,638	71,517
	$ 3,010,580	$ 660,393	$ 2,350,187	$2,783,244

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

Maple Creek Concessions (Continued)

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined some areas tested were not economic.  Accordingly, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.  In the current fiscal year, management evaluated the current program and determined  the remaining carrying value of the concessions had not been impaired.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

40 permits and concessions for $29,000 U.S.	$ 42,828
Finder’s fee of 15,000 common shares at a price of $0.77 per share	11,550
$ 54,378

During the year ended March 31, 2004, after a review of plans and operations in this area, management recorded an impairment charge to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(ii)

Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares issued at a price of $0.40 per share	$ 140,000
A finder’s fee of 10,000 shares at a price of $0.40 per share	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

(iii)

South Guyana – Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

The Company has grouped these three concessions into a single economic interest.

Consideration for the acquisition of these concessions was as follows:

Shares issued	$ 247,500
Cash paid and other costs	654,751
$ 902,251

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within these three regions which are contiguous to the Company’s Las Cristinas interests. At the year end, management decided to divest itself of these concessions and has recorded impairment charges to reduce the carrying value of the investment in these concessions to a nominal amount.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and  CVG cancelled the mining rights held by Minca and took possession of the properties.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, the proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa have been waived.

Vannessa and its Venezuelan subsidiaries is claiming:

-

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

-

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

The current political and economic climate in Venezuela may further impact resolution of these issues.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(iii)

Carrying costs

During the year, carrying costs relating to Minca’s mineral interests comprised the following:

	2004	2003

Administrative salaries	$ 179,385	$ 521,403
Community relations	68,871	93,791
General administration	82,382	193,087
Legal costs	250,482	359,397
Rent, utilities and taxes	27,557	73,495
Travel	46,756	69,626
	$ 655,433	$1,310,799

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

(iv)

Disposal of capital asset

During the year, the Company disposed of a capital asset acquired as part of the Placer Dome de Venezuela C.A.  acquisition for proceeds of $392,515.  The asset had been idle, had not been used in operations and had no value assigned to it on the Placer Dome de Venezuela C.A.  acquisition.  Accordingly, a gain of $392,515 was recorded in income during the year ended March 31, 2004.

5.

SHARE CAPITAL

	2004		2003
	Number		Number
	of Shares	Value	of Shares	Value
Authorized
250,000,000 common shares without par value

Issued
Balance, beginning of year	54,501,353	$ 32,749,745	47,643,853	$ 27,504,745
Private placement (a)	4,300,000	1,505,000	6,000,000	4,550,000
Options exercised (b)	200,000	56,000	757,500	726,000
Private placement (c)	13,500,000	5,400,000	-	-
Private placement (d)	2,500,000	1,350,000	-	-
Mineral properties (e)	50,000	20,000	100,000	40,000
Finder's fee (cash) (f)	-	(27,500)	-	(71,000)

Balance, end of year	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

During the year ended March 31, 2004 transactions relating to share capital were as follows:

(a)

Pursuant to a non-brokered private placement, 4,300,000 (2003 – 6,000,000) units were issued at a price of $0.35 (2003 - $0.50 to $0.96) per unit.   Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2003 - $0.55 to $1.06) per share until May 9, 2005.

(b)

Stock options totaling 200,000 (2003 – 757,000) were exercised at a price of $0.28 (2003 - $0.95 and $0.96) per share.

(c)

Pursuant to a non-brokered private placement, 13,500,000 (2003 – Nil) units were issued at a price of $0.40 per unit.  Each unit consists of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005.

(d)

Pursuant to a non-brokered private placement, 2,250,000 (2003 – Nil) units were issued at a price of $0.60 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.66 per share until February 17, 2006. A finders fee of an additional 250,000 shares were issued pursuant to this financing.

(e)

Pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 4(c)(ii)).

(f)

Finders fees were paid to non-related third parties.

During the period, the Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2002	2,117,500	$0.96	3.82
Granted	1,720,000	$0.94
Exercised	(757,5000)	$(0.96)
Expired	(1,055,000)	$(0.95)
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

As at the year end, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
150,000	$0.98 per share	April 1, 2004
110,000	$0.96 per share	May 17, 2005
165,000	$0.95 per share	July 4, 2006
1,430,000	$0.95 per share	July 4, 2007
1,470,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
3,500,000

During the year, the Company entered into transactions relating to share purchase warrants as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2002	780,000	$1.15	Feb. 18/05	0.03
	2,000,000	0.55	Dec. 17/04	0.06
	2,000,000	0.89	Aug. 28/04	0.03
	300,000	2.00	May 22/04	0.00
	1,700,000	1.06	Aug. 26/04	0.03
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	May 9/05	0.20
	10,125,000	0.45	Oct. 15/05	0.66
	2,500,000	0.66	Feb. 17/06	0.20
Balance – March 31, 2004	23,705,000			1.21

Regulatory approval was obtained for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2004.  The new expiry date of these warrants is February 18, 2005.  The exercise price is $1.15.

As at March 31, 2004, there were no escrow shares outstanding or voluntary pooling arrangements.

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $8,300 (2003 - $99,772) to a company controlled by a Director.

During the year, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by two Directors.  The expenditures were allocated as follows:

	2004	2003
Management fees and other fixed expenses	$ 140,016	$ 139,596
Fees and services allocated to mineral interests	191,697	191,262
	$ 331,713	$ 330,858

In prior years the Company entered into management agreements with two companies controlled by two directors for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  At the year end, one of the above agreements expired and was not renewed.  The remaining agreement is still in force at the rate of $6,200 U.S. per month and will remain in force from year to year until such time as notice of termination is given by either party.

Related party transactions have been recorded at their exchange amount.

7.

CONTRIBUTED SURPLUS

During the year, the Company granted 1,875,000 (2003 – 1,720,000) stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.28153 per option for a total value of $527,869 (2003 - $866,192) of which $454,671 (2003 - $700,004) was charged to operations and $73,197 (2003 - $166,188) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2004		2003
Risk free interest rate	3.89%		4.21%
Dividend yield	0		0
Volatility factor	91%		45.75%
Expected option life	5 years		5 years

	Allocation of stock-based compensation cost was as follows:
	Balance, beginning of year	$ 866,192	$ -
	Charged to operations	454,671	700,004
	Charged to mineral interests	73,197	166,188
	Balance, end of year	$ 1,394,060	$ 866,192

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

8.

NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2004	2003
Mineral interests
Stock-based compensation	$ 73,197	$ 166,188
Amortization of capital assets used in exploration	512,952	183,156
Shares issued for the acquisition of mineral interests	20,000	20,000
	$ 606,149	$ 369,344

Shares issued for cash
Shares issued for the acquisition of mineral interests	$ 20,000	$ 20,000

9.

SUBSEQUENT EVENTS

On July 9, 2004 the Company commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes in Washington, D.C. relating to its Las Cristinas interests.(Note 4(d)(ii)).

10.

SEGMENTED INFORMATION

	2004	2003

Identifiable assets by geographical location are as follows

Canada	$ 4,700,703	$ 701,754
Brazil	8,944	8,944
Costa Rica	4,458,220	4,220,620
Guyana	1,754,909	2,690,885
Venezuela	170,591	355,093
	$ 11,093,367	$ 7,977,296

11.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

	2004	2003
Future income tax assets:
Non-capital losses carried forward	$ 3,018,758	$ 2,472,800
Property plant and equipment	574,291	411,552
Mineral property interests	2,281,016	2,281,016

	5,874,065	5,165,368
Future income tax liabilities	-	-
	5,874,065	5,165,368
Valuation allowance	(5,874,065)	(5,165,368)
	$ -	$ -

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2004 and 2003 (In Canadian Dollars)

11.

POTENTIAL FUTURE INCOME TAX ASSETS (Continued)

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2004 the Company has non-capital losses remaining to be carried forward of approximately $7,944,000 (2003 - $6,340,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2003 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $9,124,000 (2003 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

12.

COMMITMENTS

Office premises

The Company entered into a lease agreement for its office premise in Vancouver, Canada requiring total annual minimum lease payments of $74,500.  The lease expires on July 31, 2004 and will not be renewed.  Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $40,620 per annum.

The Company entered into a lease agreement expiring March 31, 2004 for its premises in Guyana requiring lease payments of $16,000 U.S. per year.  The lease was renewed, effective April 1, 2004, for another one year term at a cost of $19,200 U.S. per year.

Mineral interests – see Note 4.

13.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

14.

CONTINGENCY

Matters detailed in Note 4(d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

VANNESSA VENTURES LTD.

YEAR ENDED MARCH 31, 2004

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:

See attached schedule

2.

Related party transactions:

See Financial Statements (Note 6)

3.

Summary of securities issued and options granted during the year:

a)

Securities issued during the period:  See financial statements (Note 6)

b)

Options granted during the period were as follows:

Exercise

Expiry

Date

Number

Optionee

Price

Date

---------------------------------------PER ATTACHED SCHEDULE------------------------------

4.

Summary of securities as at the date of this report:

a)

See financial statements (Note 5)

b)

See financial statements (Note 5)

c)

See financial statements (Note 5)

d)

See financial statements (Note 5)

5.

Names of the directors and officers as at the date of this report:

d)

List of directors:

List of Officers:

George Chapel

Manfred Peschke, President

John R. Morgan

George Chapel, Secretary

Vern Hall

Manfred Peschke

Erich Rauguth

John Thomas

 VANNESSA VENTURES LTD.

     YEAR ENDED MARCH 31, 2004

                            SCHEDULE B:  SUPPLEMENTARY INFORMATION

         Options granted during the year were as follows:

Date	Number	Optionee	Exercise Price	Expiry Date

August 28, 2003	100,000	George Chapel	$0.28	August 28, 2008
August 28, 2003	10,000	Jennifer Falconer	$0.28	August 28, 2008
August 28, 2003	200,000	Anis Ardekany	$0.28	August 28, 2008
August 28, 2003	100,000	Lorne Gordon	$0.28	August 28, 2008
August 28, 2003	100,000	Vern Hall	$0.28	August 28, 2008
August 28, 2003	20,000	Nestor Hernandez	$0.28	August 28, 2008
August 28, 2003	20,000	Eric X. Lavarack	$0.28	August 28, 2008
August 28, 2003	10,000	Patricia Navarro	$0.28	August 28, 2008
August 28, 2003	10,000	Esther Park	$0.28	August 28, 2008
August 28, 2003	300,000	Manfred Peschke	$0.28	August 28, 2008
August 28, 2003	50,000	Mark Peschke	$0.28	August 28, 2008
August 28, 2003	300,000	Erich Rauguth	$0.28	August 28, 2008
August 28, 2003	20,000	Rene Gay Pola	$0.28	August 28, 2008
August 28, 2003	40,000	Marianna Almeida	$0.28	August 28, 2008
August 28, 2003	30,000	Luis Ignacio Rojas	$0.28	August 28, 2008
August 28, 2003	20,000	Alonso Mago Tovar	$0.28	August 28, 2008
August 28, 2003	20,000	Stephen Lamazon	$0.28	August 28, 2008
August 28, 2003	50,000	Jesus Carvajal	$0.28	August 28, 2008
August 28, 2003	20,000	Marco Rubinos	$0.28	August 28, 2008
August 28, 2003	30,000	Eric Kinnan	$0.28	August 28, 2008
August 28, 2003	10,000	Nelson Linderman	$0.28	August 28, 2008
August 28, 2003	30,000	Greg Duncan	$0.28	August 28, 2008
August 28, 2003	20,000	Edward Griffith	$0.28	August 28, 2008
August 28, 2003	20,000	Hai Le	$0.28	August 28, 2008
August 28, 2003	100,000	John Thomas	$0.28	August 28, 2008
August 28, 2003	20,000	Ingrid Mutter	$0.28	August 28, 2008
August 28, 2003	50,000	James Stonehouse	$0.28	August 28, 2008
March 11, 2004	175,000	John R. Morgan	$0.64	March 11, 2009
	1,875,000

Vannessa Ventures Ltd
Schedule B - Supplementary Information
Analysis of deferred costs
Year ended March 31, 2004
		March 31	Current	March 31
		2004	expenditures	2003
		$	$	$
BRAZIL
a)	Parima
	Acquisition costs	$ 40,657	$ -	$ 40,657
	Less: impairment charge	(40,656)	-	(40,656)
		1	-	1
	Deferred exploration expenditures:
	Geophysics and geochem	3,326	-	3,326
	Field office administration	51,787	10,491	41,296
	Reports and technical studies	1,861	-	1,861
		56,974	10,491	46,483
	Less: impairment charge	(56,974)	(10,491)	(46,483)
		-	-	-
Total - Brazil		1	-	1

COSTA RICA
	Industrias Infinito
	Acquisition costs	2,399,572	299,700	2,099,872
	Deferred exploration costs:
	Amortization	230,741	49,917	180,824
	Audit fees	9,360	-	9,360
	Geological consulting	711,037	75,214	635,823
	Contractors	299,468	138,792	160,676
	Environmental mining plan license	280,675	-	280,675
	Equipment rental	103,222	55,957	47,265
	Camp and supplies	399,054	66,604	332,450
	Field office administration	388,051	80,093	307,958
	Equipment and camp maintenance	93,630	38,332	55,298
	Property option payment	13,750	-	13,750
	Stock compensation	29,185	14,077	15,108
	Travel and accomodation	53,481	21,249	32,232
	Taxes	59,588	2,161	57,427
	Telephone	52,237	20,996	31,241
	Transportation and freight	130,580	-	130,580
	Wages	607,613	139,457	468,156
		3,461,672	702,849	2,758,823
	Less: impairment charge	(1,629,869)	(702,849)	(927,020)
		1,831,803	-	1,831,803
Total - Costa Rica		4,231,375	299,700	3,931,675

GUYANA
a)	Potaro district
	Maple Creek concessions
	Exploration costs	3,287,522	1,031,221	2,256,301
	Machinery & equipment	1,393,534	(256,998)	1,650,532
	Mining plant	902,015	(159,179)	1,061,194
	Vehicles	54,638	(16,880)	71,518
		2,350,187	(433,057)	2,783,244
		5,637,709	598,164	5,039,545
	Less: joint venturer contribution	(2,999,304)	-	(2,999,304)
		2,638,405	598,164	2,040,241
	Inventory of bulk samples	9,120	-	9,120
		2,647,525	598,164	2,049,361
	Less: impairment charge	(2,242,074)	(1,031,221)	(1,210,853)
		405,451	(433,057)	838,508
	Potaro concessions
	Acquisition costs	54,378	-	54,378
	Deferred exploration expenditures:
	Amortization	105,455	35,933	69,522
	Camp and supplies	569,881	10,036	559,845
	Geological consulting	228,488	21,353	207,135
	Equipment rental	13,587	-	13,587
	Field work	1,206,534	47,392	1,159,142
	Filing fees, permits and licenses	185,624	28,368	157,256
	Exploration management	441,631	22,710	418,921
	Travel and accommodation	66,245	4,585	61,660
	Royalties	6,824	-	6,824
	Stock compensation	41,732	36,696	5,036
	Freight and transportation	119,383	18,338	101,045
	Wages and administration	369,655	139,467	230,188
		3,355,039	364,878	2,990,161
	Less: sale of bulk samples	(117,596)	-	(117,596)
		3,237,443	364,878	2,872,565
	Inventory of bulk samples	41,170	-	41,170
		3,278,613	364,878	2,913,735
		3,332,991	364,878	2,968,113
	Less: impairment charge	(3,232,991)	(1,201,819)	(2,031,172)
		100,000	(836,941)	936,941

b)	Marudi Mountain
	Acquisition costs	144,000	20,000	124,000
	Deferred exploration
	Exploration management	141,904	40,554	101,350
	Camp and supplies	112,187	75,506	36,681
	Field offce administration	57,550	25,445	32,105
	Field work	278,653	19,996	258,657
	License fees	174,895	31,687	143,208
	Road clearing	58,640	11,038	47,602
	Stock compensation	14,477	9,441	5,036
	Vehicle and transportation	1,011	-	1,011
		839,317	213,667	625,650
	Less: joint venturer contribution	-	114,480	(114,480)
		839,317	328,147	511,170
		983,317	348,147	635,170
c)	South Guyana Concessions
	Acquisition costs	218,557	-	218,557
	Deferred exploration costs:
	Exploration management	103,554	2,964	100,590
	Permits and filing fees	258,041	-	258,041
	Geochem and physics	86,651	-	86,651
		448,246	2,964	445,282
		666,803	2,964	663,839
	Less: impairment charge	(576,042)	(2,964)	(573,078)
		90,761	-	90,761
Total - Guyana		1,579,529	(921,851)	2,501,380
VENEZUELA
a)	La Fe / Yuruan / Km 88
	Acquisition costs	902,251	-	902,251
	Deferred exploration expenditures:
	Bonding costs	22,190	4,148	18,042
	Contractors	67,896	-	67,896
	Geological fieldwork	252,989	-	252,989
	Camp and security	446,462	50,453	396,009
	Drilling	337,721	-	337,721
	Field office administration	793,465	214,465	579,000
	Project assembly	14,649	-	14,649
	Rentals	25,107	3,580	21,527
	Stock compensation	31,380	11,236	20,144
	Supplies	59,698	439	59,259
	Transportation	35,742	9,867	25,875
	Travel	61,880	11,598	50,282
	Wages	120,767	-	120,767
		2,269,946	305,786	1,964,160
	Less recoveries from samples	(58,433)	-	(58,433)
		2,211,513	305,786	1,905,727
		3,113,764	305,786	2,807,978
	Less: impairment charge	(3,113,763)	(555,785)	(2,557,978)
		1	(249,999)	250,000

b)	Las Cristinas
	Acquisition costs	122,635	-	122,635
	Less: impairment charge	(112,480)	-	(112,480)
		10,155	-	10,155
	Deferred exploration expenditures
	Administrative salaries	1,130,405	179,386	951,019
	Camp and supplies	284,722	-	284,722
	Community relations	359,911	68,871	291,040
	General administration	442,793	82,382	360,411
	Legal costs	851,484	250,482	601,002
	Mining wages	503,275	-	503,275
	Rent	155,621	27,557	128,064
	Travel	189,264	46,755	142,509
		3,917,475	655,433	3,262,042
	Less: impairment charge	(3,917,475)	(655,433)	(3,262,042)
		-	-	-
		10,155	-	10,155

Total mineral interests		$ 5,821,061	$(872,150)	$ 6,693,211

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

March 31, 2004

Introduction

Vannessa Ventures Ltd. is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange, the OTC-BB Market in the US and on the Berlin Stock Exchange.

The Management Discussion and Analysis (“MD&A”) provides an analysis of the Company’s business and compares its 2004 financial results with those of the previous year. The MD&A should be read in conjunction with the consolidated financial statements and its related notes attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the fiscal year ended March 31, 2004 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its legal proceedings in Venezuela with respect to the defense of its ownership rights to the Las Cristinas project.

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration bulk sampling. Total exploration expenditures for the 2004 fiscal year is $3,284,324 (2003 - $4,301,692) as follows:

$1,609,766 spent in Guyana (2003 - $1,621,701)

$961,218 spent in Venezuela (2003, $1,701,988)

$702,849 spent in Costa Rica (2003, $927,020)

$10,491 spent in Brazil (2003, $46,483)

For details of these expenses see the following section “4. Mineral Interests” which lists expenses by country and category as well as the analysis on schedule B – Supplementary Information (attached).

2. Expenses

Exploration Expenditures

During the year 2004, in Costa Rica the Company had expenditures of $702,849. $104,936 was spent on camp maintenance, supplies, $139,457 on wages, $80,093 related to field office administration, and $14,077 in stock based compensation.

In Guyana, $213,667 was spent at Marudi Mountain for camp maintenance, security, transportation, preparation for a drilling program and other expense of $1,396,099 was spent at Potaro/Maple Creek concessions for bulk sampling, wages and camp expenses, while total expenditures on all of the concessions was $1,612,730.

In Venezuela, the Las Cristinas Project incurred $655,433 in expenses. $250,482 were legal expenses, $68,871 was public relations expenses and $46,755 for travel and the balance for general administration, including rent. Fieldwork costs for the Company’s other Venezuelan holdings were $305,785 for La Fe, Yuruan and Kilometre 88.

$10,491was spent in Brazil in connection with maintaining the Company’s property options.

Investor Relations Expenses

The investor relation work was limited to $61,336 which was for news wire services and in- house expenses as compared to $606,220 in 2003.

Administrative Expenses

Administrative expenses decreased by $409,415 (from $1,821,770 in 2003 to $1,412,355 in 2004) mainly due to reduction in investor relations expenses and reduction in amortization charges. Stock based compensation for 2004 was $454,671, a decrease of $245,333 from $700,004 in 2003.

Related Party Transactions

Related party transactions during year in 2004 totaled $331,713 versus $330,858 in 2003. These amounts include $113,400 in compensations for a director and the former President, $90,000 for a director and mining consultant and $128,313 in fees, accommodation and vehicle rent allocated to mineral interests in South America.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of international arbitration, which could negatively influence the Company’s other holdings in Venezuela. See also 5 “Operations Review.”  As a result impairment charges at Las Cristinas are equal to the carrying costs of the interest and the other Venezuelan properties the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek and Potaro were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica even though the Ministry of Environment reinstated the application process for the required environmental licence, an impairment equal to current expenditures incurred during the year was recorded.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $571,637 as of March 31, 2003 to $ 4,577,054 as of March 31, 2004 due largely to a number of private placements described under Financing below. The Company had working capital of $3,698,844 as at the end of the year.

Financing

The Company announced three non-brokered private placements during the year involving the placement of 20,300,000 shares.  The first was for 4,300,000 units issued at $0.35 per unit including one common share and one purchase warrant entitling the holder to purchase one additional share at a price of $0.40 until May 9, 2005.  The second was for 13,500,000 units issued at $0.40 per unit including one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 until October 15, 2005.  The third was for 2,500,000 units issued at $0.60 per unit including one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.66 per share until February 17, 2006.

Earning (Loss) and Cash Flow

The Company’s reported loss for the 2004 fiscal year, in accordance with Canadian generally accepted accounting principles is $5,581,042 or  $0.09 per share. This compares with a loss of $9,335,304 or $0.18 per share for the previous fiscal year. The decrease in losses is due mainly to a reduction in amortization charges, mineral interest impairment charges, stock-based compensation charges and investor relations expenses.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects from unfavourable political events in Venezuela and Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see “5. Operational Review”).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any precious metal/stones exploration program are the location of economic ore bodies, mineralization could be different from those predicted by drilling and sampling and the receipt of necessary governmental permits can and is sometimes being withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review Outlook for 2004/2005

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Court or have been followed up in court proceedings. No significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004 (see Subsequent Events (c)).

Maple Creek, Guyana

At the Maple Creek property in Guyana bulk sampling work and regional exploration work is continuing although the results to date have not identified any significant volumes of material that would be economic to mine on a large scale basis processing the majority of channel sediments. Continuing exploration will evaluate new target areas and areas suitable for smaller scale concentrated excavation.

Marudi Mountain, Guyana

The Company completed initial preparatory work in road repairs and bridge building in preparation for the previously announced drilling program during the fiscal year.  The program was suspended due to the onset of the rainy season but will recommence with the actual drilling operations in September of 2004.  As of August of 2004 the camp was being prepared for the commencement of full scale drilling operations.  The goal of the approximately 2,600 meter program is to better define the existing resource area and to identify potential extensions and additions to areas of gold mineralization.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's environmental study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

Discussions with SETENA to finalize the environmental study have been restarted and are ongoing. SETENA has requested and, received, various briefings on the technical aspects of the proposed mining methods and the company continued a vigorous public information program focused on the areas near the proposed mine site.  A public hearing to enable SETENA to hear first hand the public’s views regarding the projects environmental impact statement was held and is described in more detail in (Subsequent Events (e)).

Corporate

In December of 2003, Mr. Lorne Gordon resigned as a director of the Company. Mr. John R. Morgan was subsequently appointed as a director.  Mr. Morgan is a senior mining executive with over 25 years of experience in managing domestic and international mining operations.  In January of 2004 Vannessa made the following management changes: effective January 13, 2004, John R. Morgan, a Director of the Company, assumed management of the Company as the new President and CEO. Manfred Peschke, who served as President, CEO and CFO since the Company's establishment in late 1994, assumed the position of Chairman of the Board of Directors.  Mr. Cameron B. Boyer, a CMA joined the Company as Controller in February 2004 following an extensive accounting and financial controller career primarily with the Loram Group of Companies.

Subsequent Events

Subsequent to March 31, 2004, the Company:

(a) relocated the corporate offices to Calgary, Alberta and entered into a lease agreement for new office premises for a period of three years at a cost of $40,620 per annum

(b) employed a new Manager of Exploration and Development, Mr. Carl Caumartin, a graduate of Geological Engineering, Queen’s University, who brings over 17 years of national and international exploration and mine development experience to the Company

(c)  on July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.

Vannessa is seeking remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or in lieu monetary damages in compensation for out of pocket expenses, plus interest, and lost profits.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received.

The Company will divest itself of its remaining Venezuelan properties.

(d) applied for a one year extension of 1,700,000 warrants expiring on August 26, 2004 and 2,000,000 warrants expiring August 28, 2004 at a price of $1.06 and $0.89 respectively,

(e) On July 31, 2004 SETENA conducted a public meeting in a local community near the Crucitas site called Coopevega to receive public input into the Environmental Impact Study process.  The meeting lasted the whole day and attracted over 1,200 people.  Although there was opposition to the project, local support in favor of the development was strong with many local residents strongly endorsing the project.

Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 million in this project.